News Release TSX-V: PDO 2010-09 May 13th, 2010

PORTAL CORPORATE UPDATE

Portal Resources Ltd. (TSX-V: PDO) is pleased to report that the Bigwave Joint Venture is in the final stages of securing fixed bid price quotes to frac* and complete the first horizontal well on its project in central Alberta. Portal has a 22% interest in the Joint Venture. If the well has an economic level of hydrocarbons, the Joint Venture will begin planning further development of up to an additional 45 drill locations.

The Joint Venture has recently acquired additional lands, bringing the total lands controlled to 11,360 acres or 17 ¾ sections.

In addition, Portal has acquired a 100% interest in two parcels of land (the Border Play) totaling 560 acres or 0.875 square miles in a recent Crown Land Sale (Province of Alberta). The two parcels lie within the Esther Bakken Oil Pool which has produced approximately 4.8MMBBL (million barrels) of oil to date. The exploration target on these lands is designed to offset currently producing light oil wells within the Bakken Sand Formation.

The Company has decided not to proceed with the non-brokered private placement announced on January 26, 2010.

About Portal

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

* multi-stage hydraulic fracture stimulation - refer to the animation video on fracing, located on the Portal website homepage.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”